Filed by: Colony NorthStar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colony NorthStar, Inc. (Commission File No.: 333-212739)

On October 17, 2016, NorthStar Asset Management Group Inc. (the parent company of Colony NorthStar, Inc.), Colony Capital, Inc. and NorthStar Realty Finance Corp. issued the following joint press release:

NorthStar Asset Management Group, Colony Capital and NorthStar Realty Finance Announce Adoption of Best-in-Class Corporate Governance Policies, Amendments to Merger Agreement and Shareholder Support for Transaction

MSD (NSAM’s Largest Shareholder) Enters into Voting Agreement to Support Merger

October 17, 2016 — NorthStar Asset Management Group Inc. (NYSE: NSAM), Colony Capital, Inc. (NYSE: CLNY) and NorthStar Realty Finance Corp. (NYSE: NRF), today announced the adoption of a best-in-class corporate governance structure for the pro forma combined company, Colony NorthStar, Inc. (“Colony NorthStar”, or the “Company”), and an agreement to amend the terms of the definitive merger agreement announced on June 3, 2016, pursuant to which the three companies will combine to form Colony NorthStar in an all-stock transaction.

Colony NorthStar Best-in-Class Corporate Governance Structure

The amendment to the merger agreement provides for a best-in-class governance structure for Colony NorthStar.

1.              New Independent Directors with Extensive Real Estate and Board Governance Experience.  Colony NorthStar’s board will include two new independent directors, Jon A. Fosheim and Douglas Crocker II, who are each highly respected and recognized leaders in the real estate industry.

2.              Board Size to be Reduced.  Colony NorthStar’s board will be comprised of 10 directors (a reduction from previously contemplated board size of 13 directors), with five members jointly selected by NSAM and NRF, including Messrs. Fosheim and Crocker, and five members selected by Colony. At the closing of the transaction, eight of the ten directors of the Colony NorthStar board will be independent under NYSE rules, including Colony’s four current independent directors.

3.              No Classified Board.  All of Colony NorthStar’s directors will stand for election annually.

4.              Will Opt out of MUTA.  Colony NorthStar will opt out of all of the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law, otherwise referred to as the Maryland Unsolicited Takeover Act, that would have permitted Colony NorthStar’s board to elect, without stockholder approval, to adopt a classified board structure and other anti-takeover provisions.

5.              Majority Voting Standard for Election of Directors.  In uncontested elections, members of Colony NorthStar’s board will be elected by majority vote, with incumbent directors who are not re-elected being required to submit a resignation. A plurality vote standard will apply to contested elections.

6.              Stockholders Will be Permitted to Call Special Meetings.  Stockholders holding 25% of the Colony NorthStar voting power will be entitled to call a special meeting of stockholders.  This is reduced from the majority requirement previously contemplated.

7.              Stockholders to Have the Right to Remove and Replace Directors.  Colony NorthStar stockholders will have the right to remove directors at a special meeting of stockholders, with or without cause, by majority vote. Colony NorthStar stockholders will also have the right to fill vacancies resulting from the removal of directors.

8.              Stockholders May Amend Bylaws. Stockholders will be entitled to amend bylaws by majority vote.  In addition, Colony NorthStar’s board will not be permitted to unilaterally amend any bylaw provisions adopted by stockholders. The prior charter provision permitted under Maryland law that precluded stockholders from amending Colony NorthStar’s bylaws will be eliminated.

9.              Stockholder Approval will be Required to Increase the Number of Shares Available for Issuance.  The charter provision permitted under Maryland law that allowed the board to increase or decrease without stockholder approval the number of Colony NorthStar’s shares available for issuance will be eliminated.  Any such increase will require the approval of Colony NorthStar’s stockholders by majority vote.

10.       Directors will be Subject to Stock Ownership Guidelines.  Directors will be required to maintain stock ownership equal to four times their annual cash retainer.

The management of NSAM, CLNY and NRF believe that having a shareholder-focused corporate governance structure will enhance Colony NorthStar’s business and value to stockholders.

Incremental Cash Dividend for NSAM Shareholders

Per the amendment to the merger agreement, NSAM will pay its pre-closing stockholders a special cash dividend of $228 million (approximately $1.16 per share), an increase of $100 million above the $128 million special cash dividend NSAM was permitted to pay under the original merger agreement. This special dividend will be in addition to NSAM’s regularly scheduled dividend of $0.10 per share payable in November.

Stockholder-Oriented Executive Compensation Plan

Colony NorthStar intends to implement a plan for executive compensation substantially similar to Colony’s existing compensation program.  The primary goal of the program would continue to be to align the interests of executive officers with those of stockholders in a way that allows the Company to attract and retain the best executive talent by rewarding favorable stockholder returns, the Company’s competitive position within its segment of the real estate and investment management industries and each executive officer’s long-term career contributions to the Company.

Severance Compensation

NSAM’s Executive Chairman David Hamamoto, CEO and President Al Tylis, Chief Investment and Operating Officer Dan Gilbert, Chief Financial Officer Debra Hess, and Executive Vice President, General Counsel and Secretary Ron Lieberman, have each agreed that the number of Colony NorthStar shares that they will be entitled to receive for their previously reduced, contractually owed severance payments, which was to be determined based solely on the volume weighted average trading price of the Colony NorthStar shares over the five trading days following the closing of the merger, will be determined based on the greater of (i) a $15.00 per share price and (ii) the five trading day volume weighted average price of Colony NorthStar following the closing of the merger.

Mr. Hamamoto has also agreed to submit his resignation as a director of Colony NorthStar in the event that his equity interest in Colony NorthStar falls below 50% of his equity interest as of the closing of the transaction.

Merger Timing and Integration Update

The management of NSAM, CLNY and NRF plan to hold their respective shareholder meetings prior to the end of the year and close the merger in January 2017. Colony NorthStar’s lending banks have reaffirmed their financing commitment for the transaction, and the company has made substantial progress on the merger integration planning and reiterates its strong capital position. At the close of the merger, the Company intends to commence payment of an annualized dividend of $1.08 per share, payable quarterly.

Voting Agreement

In connection with the amendments, MSD Capital L.P. and MSD Partners L.P. and certain of their respective affiliates, which together own approximately 10.2% of NSAM’s outstanding shares, have entered into a voting agreement whereby they have agreed to vote their shares in favor of the transaction at the NSAM special meeting.

MSD Capital and MSD Partners stated, “NorthStar and Colony have made some very important improvements to the terms and proposed structure of the merged company.  The governance changes assure greater alignment with shareholders and we believe they will better position the new Colony NorthStar for future growth.  We are pleased to support the new proposals and look forward to the closing of the merger and to the company’s future success.”

Richard B. Saltzman, Chief Executive Officer and President of Colony Capital, Inc., stated, “We are extremely pleased that the modifications described regarding improved corporate governance and the reduction in the potential maximum number of shares issued pursuant to contractually owed severance payments inure to the benefit of all future Colony NorthStar shareholders. Furthermore, we remain focused and are working hard on various integration and strategic planning matters in order to be well positioned for the anticipated closing of the transaction in January. Finally, we are delighted to have the support of MSD Capital and MSD Partners for this transformational merger.”

The foregoing descriptions of the amendment to the merger agreement, the voting agreement and the agreements by the NSAM executives are only a summary and are qualified in their entirety by the amendment to the merger agreement, the voting agreement and the agreements with the executives that will be filed as exhibits to a Current Report on Form 8-K to be filed by each of NSAM, CLNY and NRF, as the case may be.  The Company encourages all interested parties to read such agreements in their entirety, as they contain additional changes and provisions that are not discussed in this press release.

Detailed Biographies of Jon A. Fosheim and Douglas Crocker II

Jon A. Fosheim.  Mr. Fosheim, age 65, is an independent director nominee of Colony NorthStar, Inc.  Previously, Mr. Fosheim was the Chief Executive Officer of Oak Hill REIT Management, LLC (“Oak Hill”) from 2005 until he retired in 2011.  Oak Hill is a hedge fund specializing in REIT investments. From 1985 until 2005, Mr. Fosheim was a Principal and Co-founder of Green Street Advisors, a REIT advisory and consulting firm.  Prior to that, Mr. Fosheim worked in institutional sales at Bear Stearns & Co., a global investment bank, and worked in the tax department at Touche Ross and Co. (now Deloitte LLP), an international accounting firm. Mr. Fosheim also serves as a member of the board of directors, including its audit committee and corporate governance committee, of Apple Hospitality REIT, Inc., a publicly traded REIT, positions he has held since January 2015.  Mr. Fosheim also served as a member of the board of Associated Estates Realty Corporation, a publicly traded REIT, from February 2015 until August 2015, when the company was sold to a real estate fund managed by Brookfield Asset Management Inc.  In addition, Mr. Fosheim is a director and chairman of the audit committee of the Arnold and Mabel Beckman Foundation, a nonprofit foundation established for the purpose of supporting scientific research.  In 2003, Mr. Fosheim was a recipient of the National Association of Real Estate Investment Trusts (NAREIT) Industry Achievement Award.

Mr. Fosheim holds a Bachelor of Arts, Master of Business Administration and Juris Doctor, each from the University of South Dakota.

Douglas Crocker II.  Mr. Crocker, age 76, is an independent director nominee of Colony NorthStar, Inc. Mr. Crocker has been the managing partner of DC Partners LLC, a firm that invests in and develops apartment properties, since 2013. From 2006 to 2013, Mr. Crocker was the Chairman of Pearlmark Multifamily Partners, L.L.C. (formerly known as Transwestern Multifamily Partners, L.L.C.), a commercial real estate firm.  He was the Chief Executive Officer of Equity Residential, a multi-family residential REIT, from December 1992 until his retirement in December of 2002.  During his more than 40 years of real estate experience, Mr. Crocker has previously served as: Executive Vice President of Equity Financial and Management Company, a subsidiary of Equity Group Investments, Inc. (“EGI”), which provides strategic direction and services for EGI’s real estate and corporate activities; President, Chief Executive Officer and a director of First Capital Corporation, a sponsor of public limited real estate partnerships; Managing Director of Prudential Securities Inc., a financial services brokerage firm; Chief Executive Officer of McKinley Finance Group, a privately held company involved with real estate, banking and corporate finance; President of American Invesco, the nation’s largest condominium conversion company; and Vice President of Arlen Realty and Development Company, a diversified real estate and retail company.  Mr. Crocker currently is a member of the boards of directors of Acadia Realty Trust and Care Capital Properties, Inc., each publicly traded REITs, since 2003 and August 2015, respectively. Previously, during the past five years, Mr. Crocker was a member of the board of directors of the following publicly traded companies: Ventas, Inc. from 1998 until May 2016; CYS Investments, Inc. from 2007 to May 2015; Associated Estates Realty Corporation from December 2014 until August 2015, when the company was sold to a real estate fund managed by Brookfield Asset Management Inc.; and Post Properties, Inc. from 2004 to May 2012.

Mr. Crocker is a member of the National Multi-Housing Council, having previously served as its Chairman. In addition, Mr. Crocker currently serves as a trustee of Milton Academy and formerly served as a trustee of Urban Land Institute and DePaul.  Mr. Crocker has been a five-time recipient of Commercial Property News’ Multifamily Executive of the Year Award, a three-time winner of their REIT Executive of the Year Award, a three-time winner of Realty Stock Review’s Outstanding CEO Award, and received the National Association of Real Estate Investment Trusts (NAREIT) 2010 Edward H. Linde Industry Leadership Award. Mr. Crocker is also a member of the National Association of Corporate Directors (NACD).

Mr. Crocker holds a Bachelor of Arts from Harvard University.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement.  Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes.  The foregoing list of factors is not exhaustive.  Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including each company’s most recently filed Quarterly Report on Form 10-Q.  There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements.  The forward-looking statements speak only as of the date of this communication.  None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar.  The registration statement has not yet become effective.  Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED BY COLONY NORTHSTAR ON JULY 29, 2016, AS AMENDED FROM TIME TO TIME, THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016 AND JULY 29, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction.  Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus initially filed by Colony NorthStar with the SEC on July 29, 2016, as amended from time to time.  You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.